Securities and Exchange Commission
RECEIVED

FEB 1 1 2011

Branch of Registrations and Examinations

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response...	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65864

*KH 2/15

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seaview Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

117 East 55th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark K. Goodman — 516-542-6300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11015589

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Joseph Dougherty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Securities LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICK KYLE
NOTARY PUBLIC STATE OF NEW YORK
NEW YORK COUNTY
LIC. #01KY6209069
COMM. EXP. 7/13/13

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEAVIEW SECURITIES, LLC
117 EAST 55TH STREET
NEW YORK, NY 10022

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

****

****

The Company's Statement of Financial Condition as of December 31, 2010 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

Independent Auditor's Report

To the Board of Directors
Seaview Securities LLC

We have audited the accompanying statement of financial condition of Seaview Securities LLC (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Seaview Securities LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

Lake Success, N.Y.
February 7, 2011

Seaview Securities LLC
Statement of Financial Condition
December 31, 2010

Assets		
Cash and cash equivalents	$	133,792
Securities owned, marketable at market value		234,677
Securities owned, not readily marketable, at fair value		239,901
Receivable from brokers, dealers and clearing organization		60,033
Property and equipment, net		6,118
Other assets		34,869
Total assets	$	709,390
Liabilities and Members' Equity		
Liabilities		
Accrued expenses and other liabilities	$	31,639
Total liabilities		31,639
Members' equity		
Total members' equity		677,751
Total liabilities and members' equity	$	709,390

The accompanying notes are an integral part of this financial statement.

1. Organization

Seaview Securities LLC (the "Company") is a Delaware Limited Liability Company that was formed on February 3, 2003. The liability of the Members for the losses, debts and obligations of the Company is generally limited to their capital contributions. Effective September 4, 2003, the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA"), formerly NASD. The Company's business, for which it earns fee income, is comprised of private placement transactions, and acting as a financial and/or strategic advisor to public and private companies, with its primary focus in the life sciences industry.

2. Summary of Significant Accounting Policies

Cash Equivalents
The Company considers all money market accounts, time deposits and certificates of deposit purchased with original maturities of three months or less to be cash equivalents.

Revenue Recognition
The Company records fee income as it achieves certain performance thresholds required under agreements and records related expenses when incurred.

Unrealized gains and losses for 2010 are measured by the difference between the fair value on December 31, 2009 and the fair value at December 31, 2010 on positions held by the Company during the year.

Income Taxes
The Company is treated as a partnership for Federal and New York State income tax purposes. Consequently, the Company is not subject to Federal and State income taxes. Members are liable for their distributive shares of the Company's income and losses. However, the Company is subject to New York City unincorporated business tax.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment
Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives. The Company's fixed assets consist of computer equipment, which is being depreciated over a useful life of three years. At December 31, 2010, the cost and accumulated depreciation of these assets is $27,818 and $21,700, respectively.

3. Securities Owned

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

During 2005, as compensation for services rendered to diaDexus Inc. ("diaDexus"), the Company was given common stock warrants to purchase Series E Preferred Stock. In 2010 diaDexus effected a merger in which the warrants were eliminated. During 2006, as compensation for services rendered to VaxInnate Inc. ("VaxInnate"), the Company was given common stock warrants to purchase Series C Preferred Stock. During 2007, as compensation for services rendered to Topaz Pharmaceuticals Inc. ("Topaz"), the Company was given common stock warrants to purchase Series A Preferred Stock. During 2008, as compensation for services rendered to LigoCyte Pharmaceuticals Inc. ("LigoCyte") and VaxInnate, the Company was given common stock warrants to purchase Series A Preferred Stock and C Preferred Stock, respectively. During 2009, as compensation for services rendered to LigoCyte, the Company was given common stock warrants to purchase Series A Preferred Stock.

The Company has recorded the warrants at fair value, which was determined by management to be $48,672, $30,437 and $160,792 at December 31, 2010 for VaxInnate, Topaz, and LigoCyte, respectively.

4. Net Capital Requirements

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the SEC, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness.

At December 31, 2010, the Company had net capital, as defined, of $378,542, which exceeded the required minimum net capital of $100,000 by $278,542. Aggregate indebtedness at December 31, 2010 totaled $31,639. The ratio of aggregate indebtedness to net capital was 0.08 to 1.

5. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

From time to time, the Company maintains cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration.

6. Commitments

Lease

The Company leases office space, including furnishings, fixtures, and equipment. The lease calls for monthly rent of $7,500 and other miscellaneous charges, as stipulated in the lease. The lease, expires on June 30, 2011 with the option of renewal by the tenant and the landlord within six months of the expiration date.

A schedule of future minimum annual rental payments due is as follows:

	Amount
Six Months Ending June 30, 2011	$ 51,000

7. Fair Value Measurements

The Company accounts for its financial instruments at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The Company maintains Level 1 and Level 3 securities as follows:

Level 1 Quoted prices are available in active markets for identical investments as of the reporting date. Investments included in this category include listed equities and listed derivatives. The Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and the sale could reasonably impact the quoted price.

Level 3 Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Valuation is determined using option pricing models. Investments that are included in this category generally include interests in corporate private equity.

The following table summarizes the valuation of the Company's investments by the fair value hierarchy as described above as of December 31, 2010:

Description	Total	Level 1	Level 3
Trading Securities	$ 234,677	$ 234,677	$ -
Venture Capital Investments	239,901	-	239,901
Total	$ 474,578	$ 234,677	$ 239,901

The following table discloses a reconciliation of investments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2010:

	Total	Venture Capital Investments
Beginning Balance, January 1, 2010	$ 284,750	$ 284,750
Total losses	(44,849)	(44,849)
Purchases	-	-
Transfers in/out of Level 3	-	-
Ending Balance, December 31, 2010	$ 239,901	$ 239,901
The amount of losses included in loss attributable to the change in unrealized losses relating to assets still held at December 31, 2010	$ (34,682)	$ (34,682)

8. Subsequent Events

The Company has evaluated subsequent events through February 7, 2011, the date the financial statement was available for issuance.